As filed with the Securities and Exchange Commission on June 15, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2011

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1933

For the transition period from __________ to __________

Commission File
No. 0 - 18645

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TRIMBLE NAVIGATION LIMITED

935 Stewart Drive
Sunnyvale, CALIFORNIA 94085

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
Financial Statements and Supplemental Schedules
Years ended December 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Trimble Navigation
Savings and Retirement Plan

We have audited the financial statements of the Trimble Navigation Savings and Retirement Plan (the Plan) as of December 31, 2011 and 2010, and for the years then ended, as listed in the accompanying table of contents.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 15, 2012

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010

Assets:
Investments, at fair value	$196,152,425	$188,323,609
Assets held for investment purposes	196,152,425	188,323,609
Notes receivable from participants	2,779,041	2,613,164
Other receivables	-	141,669
Employee receivables	7,331	-
Employer receivables	2,377	-
Net assets available for benefits	$198,941,174	$191,078,442

See accompanying notes.

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended
	December 31,
	2011	2010
Additions to net assets attributed to:
Investment income:
Dividends and interest	$3,581,297	$2,665,460
Net realized and unrealized appreciation (depreciation) in fair value of investments	(4,361,420)	25,244,463
	(780,123)	27,909,923
Contributions:
Participants'	16,588,328	15,401,799
Employer's	3,464,586	3,198,487
	20,052,914	18,600,286
Total additions	19,272,791	46,510,209

Deductions from net assets attributed to:
Withdrawals and distributions	11,391,004	10,846,241
Administrative expenses	19,055	19,819
Total deductions	11,410,059	10,866,060

Net increase in net assets	7,862,732	35,644,149

Net assets available for benefits:
Beginning of year	191,078,442	155,434,293
End of year	$198,941,174	$191,078,442

See accompanying notes.

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Trimble Navigation Savings and Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1988 by Trimble Navigation Limited (the “Company”) to provide benefits to eligible employees. The Plan administrator believes that the Plan is currently designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

During 2011 and 2010, the Company acquired several companies that sponsored 401(k) plans. Each of the plans sponsored by these companies was resolved to be terminated or will be merged and each of the employees hired by the Company was made eligible to participate in the Plan and rollover existing balances from their former plan to the Plan.

Administration - The Company has appointed an Administrative Committee (the “Committee”) to manage the operation and administration of the Plan.  The Company contracted with Fidelity Management Trust Company (“Fidelity”) to act as the custodian and trustee, and with an affiliate of Fidelity to act as the third-party administrator and record keeper. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments - Investments of the Plan are held by Fidelity and invested primarily in mutual funds and the Company's common stock based solely upon instructions received from participants.

The Plan’s investments in mutual funds and the Company's common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices.

Notes receivable from participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated August 5, 2009.  The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code, as amended and related state statutes, and that the trust, which forms part of the Plan is exempt from federal income and state franchise taxes.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability  (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  No uncertain positions have been identified that would require recognition of a liability (or asset) or disclosure in the financial statements as of December 31, 2011.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan.  In addition, Company common stock is included in the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks.  Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Recent accounting pronouncements - In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04).  ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs).  Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820.  In addition, ASU 2011-04 requires additional fair value disclosures.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  The Plan’s management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

NOTE 2 - FAIR VALUE DISCLOSURES

The fair value measurements standard clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements.

The fair value measurements standard provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.  Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly.  These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.  Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.  In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Following are the major categories of assets measured at fair value on a recurring basis at December 31, 2011:

	Investment Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Investments:
Interest bearing cash (2)	$26,108,704	$-	$-	$26,108,704
Employer securities (1)	23,336,251	-	-	23,336,251
Common stocks (1)	1,607,348	-	-	1,607,348
Mutual funds: (2)
Bond funds	15,389,217	-	-	15,389,217
Growth funds	58,451,476	-	-	58,451,476
Value funds	9,574,333	-	-	9,574,333
Blend funds	44,642,725	-	-	44,642,725
Target date funds	16,301,684	-	-	16,301,684
Other funds	509,889	-	-	509,889
Total mutual funds	144,869,324	-	-	144,869,324
Common/collective trust (2)	-	18	-	18
Other (2)	39,334	191,446	-	230,780
Total investments	$195,960,961	$191,464	$-	$196,152,425

	Investment Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Investments:

Interest bearing cash (2)	$25,815,761	$-	$-	$25,815,761
Employer securities (1)	23,409,705	-	-	23,409,705
Common stocks (1)	1,139,178	-	-	1,139,178
Mutual funds: (2)
Bond funds	13,404,199	-	-	13,404,199
Growth funds	60,811,984	-	-	60,811,984
Value funds	8,658,068	-	-	8,658,068
Blend funds	42,941,210	-	-	42,941,210
Target date funds	11,835,124	-	-	11,835,124
Other funds	214,313	-	-	214,313
Total mutual funds	137,864,898	-	-	137,864,898
Common/collective trust (2)	-	17	-	17
Other (2)	-	94,050	-	94,050
Total investments	$188,229,542	$94,067	$-	$188,323,609

 (1) The fair values are determined using the closing price reported on the active market on which the individual securities are traded.

(2) The fair values are valued at the net asset value (NAV) of shares held by the Plan at year end.

NOTE 3 - RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are managed by an affiliate of Fidelity, the trustee of the Plan.  Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company.  Aggregate investment in Company common stock at December 31, 2011 and 2010 was as follows:

Date	Number of shares	Fair value	Cost

2011	537,676	$23,336,251	$7,994,853
2010	586,242	$23,409,705	$7,844,517

NOTE 4 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute from 1% to 50% of their eligible pre-tax or Roth after-tax compensation up to the amount allowable under current income tax regulations.  Effective December 1, 2011 the Plan allowed for Roth deferrals. Participants who have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable or taxed compensation.  Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors.  For 2011 and 2010, the Company matched 50% of the participant’s contribution up to 5% of eligible compensation with a maximum of $2,500 per year. Contributions for the years ended December 31, 2011 and 2010 were approximately $ 3,465,000 and $3,198,000 respectively.

Vesting - Participants are immediately vested in their entire account, including employer matching contributions.

Participant accounts - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution.  Allocation of the Company’s contribution is based on participant contributions and eligible compensation, as defined in the Plan.

Payment of benefits - Upon termination, each participant or beneficiary may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant's interest in their account.  The Plan allows for automatic distribution of participant account balances that do not exceed $5,000.

Notes receivable from participants - The Plan allows each participant to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance.  The notes receivable are secured by the participant's balance.  Such notes receivable bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the notes receivable are used for the purchase of a principal residence in which case the maximum repayment period is ten years.  The specific terms and conditions of such notes receivable are established by the Committee.  Outstanding notes receivable at December 31, 2011 carry interest rates ranging from 4.25% to 9.5%.

NOTE 5 - INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2011	2010

Pimco Total Return Fund	$15,389,217	$13,404,199
WFA Common Stock Z Fund	10,232,473	*
Fidelity Contrafund	28,095,811	23,315,529
Fidelity Balanced Fund	14,577,325	14,849,632
Fidelity Diversified International Fund	12,373,731	14,304,960
Fidelity Retirement Money Market Fund	25,366,400	24,455,198
Trimble Navigation Limited Common Stock	23,336,251	23,409,705

* less than 5% at year end

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows for the years ended December 31:

	2011	2010

Common stocks	$1,663,121	$9,255,404
Mutual funds	(6,024,541)	15,989,059
	$(4,361,420)	$25,244,463

NOTE 6 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

NOTE 7 - SUBSEQUENT EVENT

On August 5, 2011, the Company acquired privately-held PeopleNet, headquartered in Minnetonka, Minnesota, and its affiliates. PeopleNet is a leading provider of integrated onboard computing and mobile communications systems for effective fleet management. As of April 2, 2012 PeopleNet Communications Corporation 401(k) Plan and Trust has been merged into the Plan and approximately $8,419,000 of assets were transferred into the Plan.

SUPPLEMENTAL SCHEDULE
TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Employer Identification Number 94-2802192
Plan Number: 001

For the year ended December 31, 2011

	Totals that constitute nonexempt prohibited transactions

	Participant			Contributions	Total fully
	contributions		Contributions	pending	corrected under
	transferred late	Contributions	corrected	correction	VFCP and PTE
	to Plan	not corrected	outside VFCP	in VFCP	2002-51
Prior years
*	$5,216		$-	$-	$5,216
Year ended December 31, 2011
*	$10,954	$10,954	$-	$-	$-

* Late participant loan repayments included

SUPPLEMENTAL SCHEDULE
TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at the End of Year)

Employer Identification Number 94-2802192
Plan Number: 001

December 31, 2011

		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,	Current
	lessor or similar party	collateral, par or maturity value	value

	PIMCO Total Return Fund	Mutual Fund	$15,389,217
*	Brokeragelink	Self directed brokerage accounts	3,090,322
	Perkins Mid Cap Value T Fund	Mutual Fund	750,729
	Hartford International Opp HLS IA	Mutual Fund	4,534
	WFA Common Stock Z Fund	Mutual Fund	10,232,473
	Weitz Partners Value Fund	Mutual Fund	4,840,469
	T. Rowe Price Equity Income Fund	Mutual Fund	3,983,135
	Vanguard Retirement Income Fund	Mutual Fund	671,255
	Vanguard Target Retirement Fund 2005	Mutual Fund	339,569
	Vanguard Target Retirement Fund 2010	Mutual Fund	698,751
	Vanguard Target Retirement Fund 2015	Mutual Fund	1,605,381
	Vanguard Target Retirement Fund 2020	Mutual Fund	2,879,724
	Vanguard Target Retirement Fund 2025	Mutual Fund	2,429,713
	Vanguard Target Retirement Fund 2030	Mutual Fund	2,612,963
	Vanguard Target Retirement Fund 2035	Mutual Fund	1,877,701
	Vanguard Target Retirement Fund 2040	Mutual Fund	2,307,680
	Vanguard Target Retirement Fund 2045	Mutual Fund	1,093,949
	Vanguard Target Retirement Fund 2050	Mutual Fund	456,252
*	Fidelity Managed Income Portfolio	Common/collective trust	17
*	Fidelity Fund	Mutual Fund	2,086,905
*	Fidelity Contrafund	Mutual Fund	28,095,811
*	Fidelity Balanced Fund	Mutual Fund	14,577,325
*	Fidelity Diversified International Fund	Mutual Fund	12,373,731
*	Fidelity Dividend Growth Fund	Mutual Fund	8,459,147
*	Fidelity Retirement Money Market Fund	Interest bearing cash	25,366,400
*	Fidelity Low Price Stock Fund	Mutual Fund	9,682,662
*	Fidelity Capital Appreciation Fund	Mutual Fund	7,749,461
*	Spartan 500 Index Fund	Mutual Fund	7,017,045
*	Royce Pennsylvania Mutual Investment	Mutual Fund	2,143,853
*	Trimble Navigation Limited Common Stock	Employer securities	23,336,251
*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.5%	2,779,041

		Total	$198,931,466
*	Party-in-interest

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 15, 2012

By: /s/ Steven W. Berglund
Steven W. Berglund
Title: President and Chief Executive Officer
Trimble Navigation Limited

On behalf of the administrator of the
Trimble Navigation Savings and
Retirement Plan